SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 23,2004

Fording Canadian Coal Trust

(Translation of Registrant's Name Into English)

Suite 1000, 205-9th Avenue SE

  Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

April 23, 2004

                By: _s/James F. Jones

     James F. Jones

     Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit

Number

Press Release entitled “Fording Monitors Vancouver Tugboat Strike”

                                                                                                              Exhibit                   99

April 23, 2004

Via Edgar

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

RE:

Fording Canadian Coal Trust File NO. 1-15230

Form 6-K Report dated April 23, 2004

Dear Sir or Madam:

On behalf of Fording Inc. transmitted herewith for filing under the Securities and Exchange Act of 1934, as amended, is the Company's Report on Form 6-K.

Yours truly,

James F. Jones

Corporate Secretary

Attachments

News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

FORDING MONITORS VANCOUVER TUGBOAT STRIKE

CALGARY, April 21, 2004 - Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that the Elk Valley Coal Partnership is taking all appropriate measures to reduce any impact that may arise as a result of the strike by union members of the Canadian Merchant Service Guild, who perform tugboat services for Westshore Terminals at Roberts Bank, B.C.

Strike action is affecting the movement of vessels in and out of Westshore Terminals and preventing vessels from being loaded. Neptune Terminals, located in Vancouver's inner harbour, is unaffected by the strike and continues to operate normally.

The strike affects a broad range of economic interests in B.C. and across Canada. The Council of Marine Carriers reports that the strike is affecting 75 percent of shipping operations in B.C. To help resolve this situation, on April 19th the Federal Government appointed a mediator from the department of Human Resources Development Canada to bring the affected parties together for discussions aimed at ending the labour disruption.

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 65% ownership interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry.

For further information contact:

Mark Gow, CA

Controller

Fording Canadian Coal Trust

403-260-9834

mark_gow@fording.ca